UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Changes in the Board of Directors

Mr. Xunyong Zhou, a member of the board of director of Linkage Global Inc (the “Company”) has resigned from the Board of Directors of the Company and from the board committees on which he served. Mr. Zhou’s resignation did not result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

To fill the vacancy created by the departures of Mr. Zhou, on March 27, 2025, the Board of Directors of the Company (the “Board”) appointed Shiming Chen, as a director of the Company with effect from March 31, 2026, to hold office until the Company’s next annual general meeting. Due to the recent changes in the Board, the Board ratified and approved the following composition of the Board’s committees:

●	Audit Committee - Tay Sheve Li remains as the Chairman of Audit Committee, with Jingjing He and Shiming Chen being the Committee members.

●	Compensation Committee – Shiming Chen has been appointed to be the Chairman of the Compensation Committee, with Jingjing He and Tay Sheve Li being the Committee members.

●	Nominating and Governance Committee - Jingjing He remains as the Chairman of Nominating and Governance Committee, with Shiming Chen and Tay Sheve Li being the Committee members.

There are no family relationships between Mr. Chen and any director or executive officer of the Company, and to the best knowledge of the Company, he was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. Mr. Chen has not engaged in any transaction that would be reportable as a related party transaction under Item 404(a) of Regulation S-K.

Mr. Chen is a Chinese attorney and Director of Fujian Ming'an Law Firm. He graduated from Xiamen University and began his legal practice in 2007, accumulating 17 years of professional experience. Throughout his career, Mr. Chen has served as legal counsel to nearly one hundred enterprises and institutions, including prominent clients such as Fuzhou Pupu E-commerce, Fujian Zhengxiang Group, Fujian Dafeng Investment, and the National Radio and Television Administration Station 552. Mr. Chen has provided comprehensive legal services for major Fuzhou commercial and industrial centers, including Jinshan Internet Town, Jinshan Smart Industrial Park, and Hot Spring Culture Plaza. His work encompasses bidding processes, project renovations, investment operations, equity structure design, state-owned enterprise mixed-ownership reform, and corporate compliance management. Mr.Chen specializes in corporate compliance, equity design and incentive programs, mergers and acquisitions, bankruptcy and liquidation, state-owned property management, intellectual property, and corporate legal advisory services. He excels in handling commercial litigation involving corporate disputes, contract disagreements, and construction conflicts, having represented major corporations including Sunshine City Group, Fujian Construction & Engineering Group, and Zhongzhoudao Industry Development Company, thereby gaining extensive practical expertise in complex commercial legal matters.

Entry into Token Purchase Agreement

On March 30, 2026, the Company entered into a Digital Asset Purchase and Sale Agreement (the “Purchase Agreement”), with UZX DAO Foundation, an exempt entity incorporated under the laws of the Cayman Islands (the “Foundation”), and certain holders of units of the UZX Token (the “Sellers”), pursuant to which the Company agreed to purchase from the Sellers aggregate of 30,000,000 units of the UZX Token (the “Sale Token”) in consideration for 30,000,000 of the Company’s Class A Ordinary Shares (the “Consideration Shares”). The Issuance of the Consideration Shares by the Company will be in reliance upon an applicable exemption from registration under the Securities Act of 1933, as amended. The transactions contemplated in the Purchase Agreement are expected to close on or before April 7, 2026.

Under the Purchase Agreement, the Sale Token and the Consideration Shares will be subject to lock-up for an initial period of 12 months following the date of the Purchase Agreement. Such lock-up period shall be extended pursuant to the terms of the Purchase Agreement for additional periods of 12 months each, unless the Company and the Foundation, on the premise of safeguarding the best interest of all Sellers, agree to remove the lock-up restrictions.

In addition, pursuant to the Purchase Agreement, the Company will cause all of the Sale Tokens to be staked for a period of 12 months following the Closing Date (the “First Staking Period”) in accordance with the then-current staking protocol applicable to the Tokens and in a commercially reasonable manner consistent with prudent treasury management and protocol requirements. The staked Tokens shall accrue rewards at an annualized rate of 5% for the First Staking Period. If the lock-up periods for the Sale Token and the Consideration Shares are extended, the Company shall cause all the Sale Tokens and Interest Tokens, as defined in the Purchase Agreement, if any, to be staked for additional periods, as applicable, of 12 months for each period. The annualized rate for each of these additional staking periods of 12 months will be 6.25%.

The foregoing description of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of such document, which is filed as Exhibit 10.1 hereto and which is incorporated herein by reference

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Digital Asset Purchase and Sale Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: April 1, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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